ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 23, 2018

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) U.S. Global Luxury Goods ETF (the “Fund”) File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
63	9-3-15	485A	0000894189-15-004653
74	11-16-15	485BXT	0000894189-15-005863
75	12-15-15	485BXT	0000894189-15-006349
80	1-13-16	485BXT	0000894189-16-006833
81	2-11-16	485BXT	0000894189-16-007592
84	3-11-16	485BXT	0000894189-16-008240
90	4-8-16	485BXT	0000894189-16-008836
98	5-6-16	485BXT	0000894189-16-009512
102	6-3-16	485BXT	0000894189-16-009875
108	7-1-16	485BXT	0000894189-16-010263
116	7-29-16	485BXT	0000894189-16-010693
125	8-26-16	485BXT	0000894189-16-011518
130	9-23-16	485BXT	0000894189-16-011972
135	10-21-16	485BXT	0000894189-16-012412
143	11-17-16	485BXT	0000894189-16-013013
149	12-15-16	485BXT	0000894189-16-013475
161	1-12-17	485BXT	0000894189-17-000109
168	2-9-17	485BXT	0000894189-17-000736
177	3-9-17	485BXT	0000894189-17-001311
187	4-6-17	485BXT	0000894189-17-001817
197	5-4-17	485BXT	0000894189-17-002456

206	6-2-17	485BXT	0000894189-17-002901
217	6-29-17	485BXT	0000894189-17-003303
228	7-28-17	485BXT	0000894189-17-003672
235	8-25-17	485BXT	0000894189-17-004488
244	9-12-17	485BXT	0000894189-17-004825
252	10-11-17	485BXT	0000894189-17-005400
261	11-9-17	485BXT	0000894189-17-005990
269	12-8-17	485BXT	0000894189-17-006462
279	1-5-18	485BXT	0000894189-18-000082
299	2-2-18	485BXT	0000894189-18-000692
314	3-2-18	485BXT	0000894189-18-001456
327	3-29-18	485BXT	0000894189-18-002058

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Assistant Secretary